OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	BAPEF Investments XII Limited (Last) (First) (Middle)		Vsource, Inc. (VSRC)

	POB 431 13-15 Victoria Road (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			October 25, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	St. Peter Port, Guernsey GY1 3ZD, Channel Islands (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Series 4-A Convertible Preferred Stock (1)		(1)		October 25, 2002		(1)		J			5,094

	Series 3-A Convertible Preferred Stock (2)		(2)		October 25, 2002		(2)		J				57,797

	Series 3-A Convertible Preferred Stock (2)		(2)		October 25, 2002		(2)		J			57,797

	Series B Warrants (common stock purchase warrant ) (3)		$0.10		October 25, 2002		(3)		J				(3)

	Series B-1 Warrants (common stock purchase warrant) (4)		$0.10		October 25, 2002		(4)		J				(4)

	Series A Convertible Promissory Notes dated June 25, 2001 of Vsource, Inc. (5)		$0.10		October 25, 2002		(5)		J				(5)

	Series B-1 Exchangeable Promissory Notes dated January 31, 2002 of Vsource, Inc. (6)		$0.10		October 25, 2002		(6)		J				(6)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	(1)		Common Stock	101,880,000		$2,000.00		5,094		(1)		(1)

	(2)	(2)		Common Stock	34,678,200		$60.00		0		(2)		(2)

	(2)	(2)		Common Stock	34 ,678,200		$60.00				(2)		(2)

	(3)	(3)		Common Stock	10,250,000		$0.10		0		(3)		(3)

	(4)	(4)		Common Stock	10,736,785		$0.10		0		(4)		(4)

	(5)	(5)		Common Stock	11,400,165		$1,140,016.51		0		(5)		(5)

	(6)	(6)		Common Stock	23,278,407		$2,327,840.73		0		(6)		(6)

Explanation of Responses:

See numbered Notes on Attached Pages

See Attached Pages	October 25, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Item 1: BAPEF Investments XII, Ltd.
Item 2: Vsource, Inc. (VSRC)
Item 4: October 25, 2002
**Signatures:

ATTACHED PAGES

Item 1:	BAPEF Investments XII, Ltd. P.O. Box 431, 13-15, Victoria Road St. Peter Port, Guernsey GY1 3ZD, Channel Islands

Item 2:	Vsource, Inc. (VSRC)

Item 4:	October 25, 2002

Instruction 4(b)(v) list of other Reporting Persons:

         This statement is being filed by BAPEF Investments XII, Ltd. (“BAPEF XII”), Baring Asia Private Equity Fund LP1 (“LP1”), Baring Asia Private Equity Funds LP2 (“LP2”), Baring Asia Private Equity Funds LP3 (“LP3”), Baring Asia Private Equity Funds LP4 (“LP4”), BAPEF Co-Investment LP (“Co-Investment” and, together with LP1, LP2, LP3 and LP4 the “Investors”), BAPEF Advisers LP (“BAPEF Advisers”) and Baring Asia (GP) Limited (“Baring Asia” and, together with BAPEF XII, the Investors and BAPEF Advisers, the “Filing Persons”). The principal business office for each filing person is P.O. Box 431, 13-15, Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands.

Notes:

(1)  Series 4-A Preferred Stock. On October 25, 2002 (the “Closing Date”), in connection with and as a precondition to a sale of new shares of Series 4-A Convertible Preferred Stock (the “Series 4-A Preferred Stock”) of Vsource, Inc. (the “Company”) to Quilvest Asian Equity Ltd., a British Virgin Islands company and Capital International Asia CDPQ Inc., a company established under the laws of the Province of Quebec, Canada, BAPEF XII exchanged all of the Company’s Series 3-A Convertible Preferred Stock (“Series 3-A Preferred Stock”), described in Note 2, below, held by BAPEF XII for shares of new Series 4-A Preferred Stock pursuant to a convertible securities exchange agreement dated as of October 23, 2002. Pursuant to this exchange agreement, BAPEF XII received an aggregate of 5,094 shares of Series 4-A Preferred Stock with an original issue price of $2,000 per share. Each share of Series 4-A Preferred Stock is convertible into that number of shares of the Company’s common stock (“Common Stock”) equal to the original issue price divided by $0.10 per share. Assuming conversion as of the Closing Date, the 5,094 shares of Series 4-A Preferred Stock held by BAPEF XII would be convertible into 101,880,000 shares of Common Stock. The exchange of the Series 3-A Preferred Stock for the shares of Series 4-A Preferred Stock was immediately preceded by BAPEF XII’s receipt of 57,797 shares of Series 3-A Preferred Stock pursuant to the conversion or exchange, as applicable for all of the following securities held by BAPEF XII: (a) a Series B Warrant to purchase common shares of Vsource (the “Series B Warrant”), as further described in Note (3), below, (b) a Series B-1 Warrant to purchase common shares of Vsource (the “Series B-1 Warrant”), as further described in Note (4), below, (c) a Series A convertible promissory note dated June 25, 2001 (the “Series A Note”) as further described in Note 5, below, and (d) a Series

3 of 6

B-1 exchangeable promissory note dated January 31, 2002 (the “Series B-1 Note”) as further described in Note 6, below.

         As reported above, BAPEF XII owns beneficially and directly 5,094 shares of Series 4-A Preferred Stock and may therefore be deemed to beneficially own, through the convertibility of such Series 4-A Preferred Stock, 101,800,000 shares of Common Stock.

         LP1 directly owns approximately 12.3% of BAPEF XII and may therefore be deemed to own, beneficially and indirectly, approximately (a) 627 shares of the Series 4-A Preferred Stock and (b) 12,521,400 shares of Common Stock, through the convertibility of such Series 4-A Preferred Stock. LP1 disclaims beneficial ownership of the securities reported herein.

         LP2 directly owns approximately 58.1% of BAPEF XII and may therefore be deemed to own, beneficially and indirectly, approximately (a) 2,960 shares of the Series 4-A Preferred Stock and (b) 59,192,280 shares of Common Stock, through the convertibility of such Series 4-A Preferred Stock. LP2 disclaims beneficial ownership of the securities reported herein.

         LP3 directly owns approximately 16.4% of BAPEF XII and may therefore be deemed to own, beneficially and indirectly, approximately (a) 835 shares of the Series 4-A Preferred Stock and (b) 16,708,320 shares of Common Stock, through the convertibility of such Series 4-A Preferred Stock. LP3 disclaims beneficial ownership of the securities reported herein.

         LP4 directly owns approximately 12.5% of BAPEF XII and may therefore be deemed to own, beneficially and indirectly, approximately (a) 637 shares of the Series 4-A Preferred Stock and (b) 12,735,000 shares of Common Stock, through the convertibility of such Series 4-A Preferred Stock. LP4 disclaims beneficial ownership of the securities reported herein.

         Co-Investment directly owns approximately 0.8% of BAPEF XII and may therefore be deemed to own, beneficially and indirectly, approximately (a) 40 shares of the Series 4-A Preferred Stock and (b) 815,040 shares of Common Stock, through the convertibility of such Series 4-A Preferred Stock. Co-Investment disclaims beneficial ownership of the securities reported herein.

         BAPEF Advisers is the general partner of each of the Investors and may therefore be deemed to own, beneficially and indirectly, beneficially and indirectly (a) 5,094 shares of Series 4-A Preferred Stock and (b) 101,800,000 shares of Common Stock, through the convertibility of such Series 4-A Preferred Stock. BAPEF Advisers disclaims beneficial ownership of the securities reported herein.

         Baring Asia is the general partner of BAPEF Advisers, which is general partner of each of the Investors and may therefore be deemed to own, beneficially and indirectly, beneficially and indirectly (a) 5,094 shares of Series 4-A Preferred Stock and (b) 101,800,000 shares of Common Stock, through the convertibility of such Series 4-A Preferred Stock. Baring Asia disclaims beneficial ownership of the securities reported herein.

4 of 6

(2)  Series 3-A Preferred Stock. As further described in Notes 5 and 6, below, BAPEF XII acquired 57,797 shares of Series 3-A Preferred Stock, which BAPEF XII received upon the conversion of its (a) Series A Note and (b) Series B-1 Note. Each Series 3-A Preferred Stock had an original issue price of $60 per share and was convertible into that number of Common Stock equal to the original issue price divided by $0.10 per share. On the Closing Date, BAPEF XII’s 57,797 shares of Series 3-A Preferred Stock could have been converted into 34,678,200 shares of Common Stock. BAPEF XII. Pursuant to the exchange described in Note 1, BAPEF XII exchanged its 57,797 shares of the Company’s Series 3-A Preferred Stock for an aggregate of 5,094 shares of Series 4-A Preferred Stock. The 57,797 shares of Series 3-A Preferred Stock were held directly by BAPEF XII and indirectly held by each of LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia, whose percentage holdings in BAPEF XII is provided in Note 1, above.

(3)  Series B Warrants. BAPEF XII exchanged a Series B Warrant dated July 12, 2001 for 102 shares of Series 4-A Preferred Stock. On the Closing Date, the Series B Warrant held by BAPEF XII entitled it to purchase an aggregate of 10,250,000 shares of Common Stock at a purchase price of $0.10 per share. The Series B Warrant was held directly by BAPEF XII and indirectly held by each of LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia, whose percentage holdings in BAPEF XII is provided in Note 1, above.

(4)  Series B-1 Warrants. BAPEF XII exchanged a Series B-1 Warrant dated January 31, 2002 for 109 shares of Series 4-A Preferred Stock. On the Closing Date, the Series B-1 Warrant held by BAPEF XII entitled it to purchase an aggregate of 10,736,785 shares of Common Stock at a purchase price of $0.10 per share. The Series B-1 Warrant was held directly by BAPEF XII and indirectly held by each of LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia, whose percentage holdings in BAPEF XII is provided in Note 1, above.

(5)  Series A Note. BAPEF XII exchanged a Series A Note with $1,140,016.51 of principal and accrued and unpaid interest for 1606 shares of Series 3-A Preferred Stock. On the Closing Date, the Series A Note was ultimately convertible into 11,400,165 shares of Common Stock. The Series A Note was held directly by BAPEF XII and indirectly held by each of LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia, whose percentage holdings in BAPEF XII is provided in Note 1, above.

(6) Series B-1 Note. BAPEF XII exchanged a Series B-1 Note with $2,327,840.73 of principal and accrued and unpaid interest for 3,279 shares of Series 3-A Preferred Stock. On the Closing Date, the Series B-1 Note was ultimately convertible into 23,278,407 shares of Common Stock. The Series B-1 Note was held directly by BAPEF XII and indirectly held by each of LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia, whose percentage holdings in BAPEF XII is provided in Note 1, above.

5 of 6

**Signatures:

         Pursuant to Instruction 4(b)(v) of Form 4, each of the undersigned agree that this Form 4 is jointly filed on behalf of each of them in the capacities set forth below.

BAPEF Investments XII, Limited		Baring Asia Private Equity Fund LP4

By:	/s/ D Banks	By:	/s/ D Banks

Name:	Mrs. D Banks as Alternate Director for Mrs. C A E Helyar	Name:	Mrs. D Banks as Alternate Director for Mrs. C A E Helyar

Title:	Director	Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP4

Baring Asia Private Equity Fund LP1		Baring Asia Private Equity Fund Co-Investment LP

By:	/s/ D Banks	By:	/s/ D Banks

Name:	Mrs. D Banks as Alternate Director for Mrs. C A E Helyar	Name:	Mrs. D Banks as Alternate Director for Mrs. C A E Helyar

Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP1	Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Co-Investment LP

Baring Asia Private Equity Fund LP2		BAPEF Advisers LP

By:	/s/ D Banks	By:	/s/ D Banks

Name:	Mrs. D Banks as Alternate Director for Mrs. C A E Helyar	Name:	Mrs. D Banks as Alternate Director for Mrs. C A E Helyar

Title:	Director, Baring Asia (GP) Limited as General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP2	Title:	Director, Baring Asia (GP) Limited As General Partner of BAPEF Advisers LP

Baring Asia Private Equity Fund LP3		Baring Asia (GP) Limited

By:	/s/ D Banks	By:	/s/ D Banks

Name:	Mrs. D Banks as Alternate Director for Mrs. C A E Helyar	Name:	Mrs. D Banks as Alternate Director for Mrs. C A E Helyar

Title:	Director, Baring Asia (GP) Limited as General Partner of BAPEF Advisers LP as General Partner of the Baring Asia Private Equity Fund LP3	Title:	Director

6 of 6